[redacted]

SECU[...] 11022008 MISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 25 2011
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wayne Hummer Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S. Riverside Plaza, 28th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Paulus (312) 431-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name)*)

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Paulus, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wayne Hummer Investments LLC, as of December 31, 20 10, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas M. Paulus
Chief Financial Officer

OFFICIAL SEAL
KAREN WOBKEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/19/12

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wayne Hummer Investments LLC

Statement of Financial Condition

Year Ended December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Operating Committee and Sole Member
Wayne Hummer Investments LLC

We have audited the accompanying statement of financial condition of Wayne Hummer Investments LLC (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Wayne Hummer Investments LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 25, 2011

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 465,550
Deposits with clearing organizations and clearing broker	124,442
Receivables from:	
Clearing broker	26,345,747
Affiliates	3,056,879
Securities owned, pledged	3,878,826
Non-qualified deferred compensation plan – plan assets	3,613,425
Fixed assets, at cost (net of accumulated depreciation and amortization of $3,475,143)	2,941,074
Goodwill	7,960,483
Other assets	551,159
Total assets	$ 48,937,585
Liabilities and member's equity	
Liabilities:	
Short-term borrowings	$ 15,100,000
Deferred tax liability	291,641
Non-qualified deferred compensation plan – plan liabilities	2,779,091
Accrued compensation and benefits	2,646,469
Deferred rent	2,939,133
Accounts payable, accrued expenses, and other liabilities	1,111,721
Total liabilities	24,868,055
Member's equity	24,069,530
Total liabilities and member's equity	$ 48,937,585

See notes to financial statements.

1. Organization

Wayne Hummer Investments LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company, a financial services firm headquartered in Chicago, Illinois, is a wholly-owned subsidiary of North Shore Community Bank & Trust Company (NSCB), an Illinois-chartered state bank that is also a member of the Federal Reserve. NSCB is a wholly-owned subsidiary of Wintrust Financial Corporation (Wintrust or the Parent).

The Company clears its securities transactions on a fully disclosed basis through First Clearing, LLC, a subsidiary of Wells Fargo Advisors.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from those estimates.

Financial Instruments

Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The Company's valuation policy is to use quoted market or dealer prices from independent sources where they are available and reliable. If quoted or dealer prices are not available, fair values are estimated on the basis of dealer quotes or quoted prices for instruments with similar characteristics.

Other financial instruments are recorded by the Company at contract amounts and include receivables from clearing brokers and others. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates, and accordingly, are carried at amounts approximating fair value.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

Goodwill

FASB ASC 350, *Intangibles – Goodwill and Other*, addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. In accordance with accounting standards, goodwill is not amortized, but rather is tested for impairment on an annual basis or more frequently when events warrant.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an income tax benefit or income tax expense in the period that includes the enactment date.

Positions taken in the Company's tax returns may be subject to challenge by the taxing authorities upon examination. In accordance with FASB ASC 740, *Income Taxes*, uncertain tax positions are initially recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

2. Summary of Significant Accounting Policies (continued)

Deferred Rent

Rent expense for operating leases, which may have escalating rentals over the terms of the lease, is recorded on a straight-line basis over the initial lease term. The Company's initial lease term included a period of free rent, where no rent payments were due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent. Construction allowances received from landlords are recorded as a deferred rent credit and amortized to rent expense over the initial term of the lease.

Recently Issued Accounting Standards

In January 2010, the FASB issued an Accounting Standard Update (ASU) that amends the current fair value measurement and disclosure standards. The ASU requires reporting entities to disclose the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3 positions; disclose significant transfers between Level 1 and Level 2 and into and out of Level 3 on a gross basis, as well as the reason for the transfers; and disclose purchases, sales, issuances, and settlements separately in the Level 3 rollforward, rather than as one net number. The effective date of the ASU was for interim and annual periods beginning after December 15, 2009; however, the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis will be effective for interim and annual periods beginning after December 15, 2010. All disclosures required by this ASU have been included in the notes to the financial statements.

In February 2010, the FASB issued an ASU that amends current subsequent events standards. As a result of the ASU, entities that are required to file or furnish their financial statements with the SEC, will not disclose the date through which management evaluated subsequent events in the financial statements. This standard was effective immediately. The Company's notes have been updated to reflect this standard.

3. Receivables From Clearing Broker

Receivables from broker includes unsettled proprietary trades and amounts due for commissions earned from customer transactions. Also included in receivables from clearing broker is a deposit in the amount of $24,549,429 that is utilized by the clearing broker to finance the extension of credit to customers. The deposit is unsecured, interest bearing, and due on demand. The deposit monies are segregated by the clearing broker in accordance with the applicable SEC regulations.

4. Fair Value of Financial Instruments

In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company grouped financial assets and financial liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value. These levels are:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement for identical, unrestricted assets or liabilities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Significant unobservable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

4. Fair Value of Financial Instruments (continued)

A financial instrument's categorization within the above valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the assets or liabilities. The following is a description of the valuation methodologies used for the Company's assets and liabilities measured at fair value on a recurring basis.

Securities owned, pledged – fair values for proprietary securities owned are based on quoted market prices when available or through the use of alternative approaches, such as matrix or model pricing or indicators from market makers.

The following table presents the balances of financial instruments measured at fair value on a recurring basis.

	Total	Level 1	Level 2	Level 3
Securities owned, pledged:				
Auction rate preferred securities	$ 3,371,941	$ –	$ –	$ 3,371,941
Equities	71,190	71,190	–	–
State and municipal government obligations	435,695	–	435,695	–
Mortgage-backed securities	–	–	–	–
Total securities owned, pledged	3,878,826	71,190	435,695	3,371,941
Non-qualified deferred compensation assets	3,613,425	–	3,613,425	–
Total	$ 7,492,251	$ 71,190	$ 4,049,120	$ 3,371,941

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others, subject to certain limitations. The underlying assets relating to the non-qualified deferred compensation plan are included in a trust and primarily consist of non-exchange traded institutional funds.

4. Fair Value of Financial Instruments (continued)

The changes in Level 3 financial instruments measured at fair value on a recurring basis during the year ended December 31, 2010, are as follows:

	Securities Owned, Pledged
Balance at January 1, 2010	$ 3,779,866
Total unrealized/realized gains (losses)	(7,925)
Settlements	(400,000)
Net transfers into (out) of Level 3	–
Balance at December 31, 2010	$ 3,371,941

The Company's Level 3 securities owned, pledged consist entirely of auction-rate preferred securities (ARPS) for which the interest rates are reset through periodic short-term auctions every seven days, depending on the issue. All ARPS are current with respect to the receipt of interest payments according to the stated terms of each ARPS' indenture.

At December 31, 2010, there was insufficient observable ARPS market information available to determine the market value of the Company's investments in ARPS. Therefore, the Company has designated the ARPS as Level 3 financial assets under FASB ASC 820 and estimated the Level 3 fair values for these securities by using the income approach, incorporating assumptions that market participants would use in their estimates of fair value.

Some of these assumptions included credit quality, long-term contractual interest rates paid by the issuers in the event of auction failures, estimates of the economic life of the ARPS, including the probability of the ARPS being called or becoming liquid prior to the final maturity, and the market interest rates for the ARPS, including a premium to compensate for the illiquidity of the ARPS.

The Company has no reason to believe that the issuer of its ARPS or the underlying credit quality of the assets backing its ARPS investments have been impacted. As of December 31, 2010, all ARPS that have been redeemed by the issuer have been redeemed at par.

5. Fixed Assets, at Cost, Net of Accumulated Depreciation and Amortization

Fixed assets consisted of the following at December 31, 2010:

Computer equipment and hardware	$ 312,174
Furniture and fixtures	3,294,493
Leasehold improvements	2,809,550
Total	6,416,217
Less accumulated depreciation and amortization	(3,475,143)
	$ 2,941,074

6. Employee Benefit Plans and Stock-Based Compensation

Employee Benefit Plans

Wintrust sponsors a defined-contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 60% of each dollar of participant contributions up to a maximum matching contribution of $4,000 annually. Total contributions made by the Company during the year were $310,943.

Deferred Compensation

Wintrust sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Although not required to do so, the Company has chosen to fund its obligation under this deferred compensation plan by investing contributions into a trust. The balances in this trust are subject to the claims of general creditors of the Company and totaled $3,613,425 at December 31, 2010. These assets are carried at market value.

7. Income Taxes

The Company is included in the consolidated federal and state income tax return filed by Wintrust. Federal and state income taxes are calculated as if the Company filed a separate tax return.

Net deferred tax liabilities as of December 31, 2010, are as follows:

Assets	$ 2,052,156
Liabilities	2,343,797
Net deferred tax liabilities	$ (291,641)

Net deferred tax liabilities are composed principally of net temporary differences related to various compensation plans, premises, and equipment and goodwill.

The Company had no unrecognized tax benefits at January 1, 2010, did not have increases or decreases in unrecognized tax benefits during the year, and does not have any tax positions for which unrecognized tax benefits must be recorded at December 31, 2010. In addition, for the year ended December 31, 2010, the Company has no interest or penalties relating to income tax positions recognized in the statement of financial condition. If the Company were to record interest or penalties associated with uncertain tax positions or as the result of an audit by a tax jurisdiction, the interest or penalties would be included in income tax expense. The Company believes that it is no longer subject to U.S. federal and state income tax examinations for the years prior to 2007. The Company does not believe it is reasonably possible that unrecognized tax benefits will significantly change in the next 12 months.

8. Related-Party Transactions

The Company has a line of credit available in the amount of $30,000,000 with an affiliate that will mature on February 2, 2011. Interest on this line of credit approximates the federal funds rate and is payable monthly. At December 31, 2010, the amount outstanding was $15,100,000.

Included in receivables from affiliates are loans and interest made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to ten years.

8. Related-Party Transactions (continued)

The following related-party transactions were included in the financial statements as of and for the year ended December 31, 2010:

Statement of financial condition	
Receivables from affiliates:	
Loans and interest to employees	$ 3,044,667
Due from TCTC	9,416
Due from WINCAP	2,742
Due from AIP	54
Total receivable from affiliates	3,056,879
Short-term borrowings from affiliate	$ 15,100,000

9. Commitments, Contingencies, and Guarantees

Commitments

The Company leases certain office space and equipment under non-cancelable operating lease agreements that expire on various dates through 2018. In 2007, the Company entered into a lease agreement for its corporate headquarters.

At December 31, 2010, the aggregate future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, were as follows:

December 31	
2011	$ 877,839
2012	864,126
2013	861,446
2014	887,289
2015	913,908
Thereafter	2,654,302
Total	$ 7,058,910

9. Commitments, Contingencies, and Guarantees (continued)

Contingencies

The Company can be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management and counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's statement of financial condition.

Guarantees

The Company applies the provisions of FASB ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2010, the total amount of customer balances with a margin extended by its clearing broker and subject to such indemnification was $24,152,449. In accordance with applicable margin-lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

10. Net Capital Requirements

The Company is subject to the SEC *Uniform Net Capital Rule* (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, which requires the Company to maintain minimum net capital equal to $250,000, as defined.

At December 31, 2010, the Company had net capital of $6,829,929, which was $6,579,929 in excess of its required minimum net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

11. Subsequent Events

Management evaluated and disclosed material subsequent events in the accompanying financial statements and notes through the date of issuance of its annual financial statements for the year ended December 31, 2010.

Ernst & Young LLP

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Statement of Financial Condition

Wayne Hummer Investments LLC
Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young